Exhibit 99.18

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2009 (the “Form 40-F”), I, Stuart Collins, P. Eng., of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the El Peñón Project as at December 31, 2009 (the “Estimates”) and the report entitled “Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile, prepared for Yamana Gold Inc., Report for NI 43-101” dated March 22, 2010 (the “Report”) and to the inclusion of references to and summaries of the Estimates and the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

SCOTT WILSON ROSCOE POSTLE INC.

By:	/s/ Stuart Collins
Name:	Stuart Collins, P.E.
Title:	Principal Mining Engineer

Date: March 31, 2010